Finance.

RECEIVED

2008 JAN -7 A 3:41

17th December, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.

[redacted]

08000068

Attention: **Special Counsel**
Office of International Corporate Finance

MOL ~~Magyar Olaj- és Gázipari Rt.~~
Rule 12g3-2(b) File No. 82-4224

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,

Richárd Benke
Investor Relations Director

Enclosure

PROCESSED

JAN 10 2008

THOMSON
FINANCIAL

MOL Hungarian Oil and Gas Plc.
H-1117 Budapest, Októberhuszonharmadik utca 18. Tr. 01-10-041683

www.mol.hu

INVESTOR NEWS

17 December 2007

MOL and the Libyan Investment Authority signs a Memorandum of Understanding

On 17th December 2007 the Libyan Investment Authority and MOL Hungarian Oil and Gas Plc have signed a Memorandum of Understanding for joint investments in the upstream and downstream sectors of the petroleum industry.

The Libyan Investment Authority is an investment organisation that was established in March 2007 to manage the financial assets entrusted to it by the State, to deliver high-quality investment returns and to create sustainable and diversified sources of revenue. MOL Hungarian Oil and Gas Plc is a leading integrated energy company in Central Europe, with operations in more than 40 countries and with a market capitalisation of over USD 15 billion.

The Memorandum of Understanding will provide a solid basis to combine the financial, commercial and technical capabilities of the LIA and MOL.

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

MOL Plc.

INVESTOR NEWS

17 December 2007

Change in influence in MOL

MOL Hungarian Oil and Gas Public Limited Company ("MOL") hereby announces that due to the amendment to Act No. 2001/CXX ("Capital Market Act") valid effective from 1 December 2007, the rules on the calculation of influence have changed. According to the new legislation, the number of voting rights is calculated based on all shares, to which voting right is attached, even if the voting rights attached to these shares have been suspended. Due to these changes, the following announcements on change in influence were received by MOL on 14 December 2007.

OMV Clearing and Treasury GmbH ("OMV Treasury") and Bank Austria Creditanstalt AG ("BA-CA") notified MOL jointly that

- In June 2007, at the purchase of 5,616,709 MOL ordinary shares and 470,000 ADRs representing 470,000 ordinary shares, BA-CA acted as custodian for OMV Treasury. BA-CA's 5.94% influence announced on 28 June 2007 originated from its custodian service provided to OMV. As BA-CA does not provide this service to OMV from 14 December 2007, its influence decreased below 5%.

- OMV Treasury currently owns 21,709,488 MOL ordinary shares and 470,000 ADRs which represent 470,000 ordinary shares, and therefore it has 22.05% voting rights in MOL.

MFB Invest Zrt. notified MOL that based on its holding of 10,933,000 MOL shares, according to the rules of Capital Market Act effective from 1 December 2007, it has 10.87% voting rights in MOL.

Based on the Clause 55 (2) of Capital Market Act, MOL published the original announcements on its homepage, with the simultaneous notification to Hungarian Financial Supervisory Authority. (www.mol.hu)

For further information, please contact:

Investor Relations	+ 36 1 464 1395
facsimile:	+ 36 1 464 1335
MOL Communication	+ 36 70 373 1755
Brunswick Group LLP	+ 44 20 7404 5959
Brunswick for Germany and Austria	+ 49 172 691 05 26

END